Exhibit 99.1

GFL Environmental Announces Appointment of Allen Gransch as Chief Operating Officer

MIAMI BEACH, FL, October 1, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) announced that it has appointed Allen Gransch as Chief Operating Officer of the Company effective today. Mr. Gransch joined GFL as Executive Vice President on September 1, 2026, in connection with the acquisition of SECURE Waste Infrastructure Corp. (“SECURE”).

“Allen brings a proven track record of operational excellence that directly complements our long-term growth strategy,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Allen joined SECURE in 2007, its first year of operations, serving in key leadership roles over time, including CFO, COO, and ultimately President and CEO. Across his nearly 20-year career at SECURE, Allen was instrumental in establishing and implementing the company’s strategic direction, including leading through transformative change, driving operational execution, and building high-performing teams. Allen’s proven leadership capabilities, extensive experience overseeing a large-scale, diversified waste management platform, and his broad skill set make him exceptionally well-suited to advance GFL’s operational and growth goals.”

Mr. Dovigi continued, “Effective today, Billy Soffera will transition from his role as Chief Operating Officer to serve as a senior strategic advisor, continuing to lead our key value-creation corporate initiatives in which he is deeply involved. Over the past five years, Billy has been instrumental in advancing the breadth, depth and overall quality of many of our foundational enterprise-wide initiatives and we look forward to continuing to benefit from his expertise in these areas.”

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 19 U.S. states. GFL has a workforce of more than 17,000 employees across its organization.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com